PMS

18005909

SEC MAIL PROCESSING SEC
Received
FEB 28 2018
WASH, D.C.

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68624

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Inlet Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6805 Morrison Blvd St 380
(No. and Street)

Charlotte (City) NC (State) 28211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Armstrong 704-900-1141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert LLP
(Name – *if individual, state last, first, middle name*)

2626 Glenwood Avenue, Suite 200 (Address) Raleigh (City) NC (State) 27608 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Jeff Armstrong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Inlet Advisors LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

State NC

County Mecklenburg

JUSTIN GREENE NOTARY PUBLIC MECKLENBURG COUNTY, NC My Commission Expires 8-7-21

This report ** contains (check all applicable boxes): Commission Expires 08-07-2021

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH INLET ADVISORS, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

As of and for the Year Ended December 31, 2017

And Report of Independent Registered Public Accounting Firm

Cherry Bekaert LLP
CPAs & Advisors

NORTH INLET ADVISORS, LLC

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 2

FINANCIAL STATEMENTS

Statement of Financial Condition 3
Statement of Operations 4
Statement of Changes in Member's Interest 5
Statement of Cash Flows 6
Notes to Financial Statements 7-10

SUPPLEMENTAL SCHEDULES

Schedule I – Computation of Net Capital and Net Capital Ratio – Rule 15c3-1 of the Securities and Exchange Commission 12
Schedule II – Exemption Report 13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT 14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON AGREED-UPON PROCEDURES REQUIRED BY RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION 15

SCHEDULE OF ASSESSMENTS AND PAYMENTS 16

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

The Member
North Inlet Advisors, LLC
Charlotte, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of North Inlet Advisors, LLC (the "Company") as of December 31, 2017, and the related statements of income, changes in member's interest, and cash flows for the year in the period ended December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Other Supplementary Information

The supplemental information contained in Schedule I (Computation of Net Capital and Net Capital Ratio Under Rule 15c3-1) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2010.

Cherry Bekaert LLP

Raleigh, North Carolina
February 27, 2018

NORTH INLET ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

Assets	
Cash	$80,629
Accounts receivable (net of allowance for bad debts of $67,524)	74,392
Prepaid expenses	33,583
Investments in marketable securities	756,667
Total Current Assets	945,271
Fixed assets (net of accumulated depreciation of $15,534)	17,727
Other assets	5,154
Total Assets	$968,152
Liabilities	
Accounts payable	$ 306
Accrued compensation and payroll liabilities	31,953
Total Current Liabilities	32,259
Total Liabilities	32,259
Member's Interest	
Member's interest	$935,893
Total Member's Interest	935,893
Total Liabilities and Member's Interest	$968,152

The accompanying notes to the financial statements are an integral part of this statement.

NORTH INLET ADVISORS, LLC
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2017

Revenues	
Advisory fees	$3,616,000
Investment income	6,682
Total Revenues	$3,622,682
Expenses	
Wages and other payroll expenses	$1,766,077
Partner compensation	600,000
Payroll taxes	81,783
Rent	130,615
Regulatory fees	28,190
Professional fees	26,086
Business development	16,222
Advertising and promotion	11,925
Computer and internet expense	12,187
Charitable contributions	105,000
Telephone expense	5,047
Insurance	5,786
Dues and subscriptions	36,023
Travel, meals, and entertainment	3,196
Office supplies	6,189
Bad debt expense	67,524
Depreciation	5,653
Miscellaneous	921
Total Expenses	$2,908,424
Net Income	$ 714,258

The accompanying notes to the financial statements are an integral part of this statement.

NORTH INLET ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S INTEREST

YEAR ENDED DECEMBER 31, 2017

	Member's Interest
Balance January 1, 2017	$621,635
Net Income	714,258
Member distributions	(400,000)
Balance December 31, 2017	$935,893

The accompanying notes to the financial statements are an integral part of this statement.

NORTH INLET ADVISORS, LLC
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities	
Net income	$714,258
Adjustments to reconcile net income to operating cash flows:	
Depreciation	5,653
Investment income	(6,682)
Increase in accounts receivable	(114,344)
Increase in allowance for bad debts	67,524
Increase in prepaid expenses and other assets	(11,460)
Decrease in accounts payable	(458)
Increase in accrued compensation and other payroll liabilities	4,801
Net cash provided by operating activities	659,292
Cash flows from investment activities	
Purchase of marketable securities	(749,985)
Net cash used in investing activities	(749,985)
Cash flows from financing activities	
Members distributions	(400,000)
Net cash used in financing activities	(400,000)
Increase (decrease) in cash	(490,693)
Cash at beginning of year	571,322
Cash at end of year	$80,629

The accompanying notes to the financial statements are an integral part of this statement.

Note 1—Nature of operations

North Inlet Advisors, LLC (the "Company"), a North Carolina limited liability corporation, was formed on May 11, 2010, under the laws of the state of North Carolina and is an investment banking firm providing corporate finance, private placement and advisory services to middle market companies. The Company was founded with $50,000 in initial capital contributions from a sole owner.

The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC") and the Public Company Accounting Oversight Board. Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash – The Company places its cash on deposit with financial institutions in the United States of America. The Federal Deposit Insurance Corporation covers $250,000 for substantially all depository accounts. During the year, the Company from time to time may have amounts on deposit in excess of the insured limits.

Accounts Receivable – Trade accounts receivable are stated less an allowance for doubtful accounts, if applicable. Credit is extended to clients after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the opinion of management, such receivable are deemed to be uncollectible. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. The Company's allowance for doubtful accounts was $67,524 as of December 31, 2017.

Investments in Marketable Securities – The Company maintains a brokerage account with investments in certificates of deposit, mutual, and money market funds. All investments are carried at fair value with net unrealized gains or losses reported as a component of operating income.

Fair Value Measurements – As defined under GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability between market participants in the principal market or the most advantageous market when no principal market exists. Market participants are assumed to be independent, knowledgeable, able, and willing to transact an exchange and not acting under duress. The Company's nonperformance or credit risk is considered in determining the fair value of liabilities. Considerable judgement may be required in interpreting market data used to develop estimates of fair value. Accordingly, estimates of fair value presented herein are not necessary indicative of the amounts that could be realized in a current or future market exchange.

Note 2—Summary of significant accounting policies (continued)

Furniture and Equipment – Furniture and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets which range from 5 to 7 years. Maintenance and repairs are charged to expenses as incurred and renewals and betterments are capitalized. Gains and losses on disposals are credited or charged to operations. Long-lived assets are reviewed for impairment whenever changes in circumstances indicate the carrying value of an asset may not be recoverable.

Fee Revenue – The Company's revenues are generated primarily through providing general corporate finance advice, merger and acquisition, and private placement-related advisory services. The Company receives non-refundable, upfront advisory fees in most transactions. Due to the extensive research and analysis performed for the client prior to the execution of a services agreement, the Company recognizes upfront advisory fees as revenue upon receipt.

The Company receives placement fees and transaction fees for completed transactions. Referral fees are recognized when earned based upon the terms of signed agreements. Revenues from advisory fee arrangements are recognized in the period earned.

Other revenues relate primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to clients under the terms of agreements in place with those clients. These costs are expensed as incurred and billed in accordance with the agreed-upon terms.

Advertising – Advertising costs are expensed as incurred.

Income Taxes – The Company has elected to be treated as a limited liability corporation for income tax purposes. As such, substantially all income (loss) of the Company is reported by the member on their individual income tax returns.

Note 3—Capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. The Company stayed within limits during their withdrawals (net capital ratio of less than 10 to 1). At December 31, 2017, the Company had net capital of $763,561, which was $758,561 in excess of its required capital of $5,000. The Company's net capital ratio was 4.22%.

The company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of the rule.

Note 4—Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note 5—Supplemental cash flow information

As the Company has elected to be treated as a limited liability corporation for income tax purposes, no cash was paid for income taxes in 2017. The Company did not incur interest expense in 2017.

Note 6—Operating leases

The Company leases its office space under a four-year non-cancelable operating lease, which expires in December 2019. Future minimum lease payments through December 31, 2018, will be $142,387. The Company has entered into an expense sharing agreement with North Inlet Partners, LLC, which offsets a portion of the lease expense.

Future annual rents are as follows:

2019	$151,491

The Company has entered into a lease agreement for its copier. Future minimum lease payments through December 31, 2018 will be $6,389. The expense sharing agreement with North Inlet Partners, LLC may offset a portion of the lease expense.

Total lease expense for the year ended December 31, 2017, was $148,954 of which the expense allocated to the Company was $138,754. The remaining portion was paid by North Inlet Partners, LLC.

Note 7—Related parties

As discussed in Note 6, the Company has entered into an expense sharing agreement with North Inlet Partners, LLC, which is owned by the original member of the Company. The expense sharing agreement calls for a monthly charge of $100 for rent as well as a share of scan, fax, copier, and other similar expenses.

Note 8—Fair value measurements

The Company's financial assets are summarized below with carrying values shown according to the fair value hierarchy.

	Fair Value	Quoted Prices (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Money market funds	$201,044	$201,044	-	-	$201,044
Fixed maturity mutual funds	505,464	505,464	-	-	505,464
Corporate bonds	50,159	50,159	-	-	50,159
	$756,667	$756,667	-	-	$756,667

Note 8—Fair value measurements (continued)

The Company applies GAAP for fair value measurement of financial assets. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy for measuring fair value consists of Levels 1 through 3, with level 1 inputs given the highest priority. Level 1 represents unadjusted quoted prices for identical assets or liabilities exchanged in active markets. Level 2 inputs are other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Investment gains/losses are included in operating income and are primarily interest.

Note 9—Indemnification agreements

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 10—Subsequent events

The Company has evaluated subsequent events through February 27, 2018, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued. Effective January 1, 2018, the Company amended its operating agreement to allow the admission of three additional members. These members' combined percentage interest in the Company will equal 10% with the original member retaining 90%. The Company, as amended, has elected to be taxed as a small business corporation under the provisions of Subchapter S of the Code. This election will not affect the Company's classification as a North Carolina limited liability corporation.

SUPPLEMENTAL SCHEDULES

NORTH INLET ADVISORS, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL AND NET CAPITAL RATIO
RULE 15-c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2017

Net worth		$935,893
Less non allowable assets:		
Accounts receivable	74,392	
Prepaid expenses and other assets	40,653	
Furniture and fixtures (net)	17,727	
Total non-allowable assets		(132,772)
Net capital before haircuts on security positions		803,121
Haircuts on securities		(39,560)
Net capital		$763,561
Aggregate indebtedness		$32,259
Ratio of indebtedness to capital		0.0422

A reconciliation of the Company's computation of net capital as reported was not prepared as there were no material differences between the Company's computation of net capital included in its unaudited Form X17A-5 Part II and the computation contained herein.

NORTH INLET ADVISORS, LLC
SCHEDULE II- EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2017

North Inlet Advisors, LLC is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) We identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the company claimed an exemption from 17 C.F.R. §240.15c-3-3: (k)(2)(i) and
(2) We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017 without exception.

North Inlet Advisors, LLC

Jeff T. Armstrong

Managing Partner

February 27, 2018

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

The Member
North Inlet Advisors, LLC
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report (Schedule II), in which (1) North Inlet Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal years without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Charlotte, North Carolina
February 27, 2018

Cherry Bekaert LLP

CPAs & Advisors

Report of Independent Registered Public Accounting Firm On Agreed-Upon Procedures Required By SEC Rule 17a-5(e)(4)

The Member
North Inlet Advisors LLC
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7")) to the SIPC for the year ended December 31, 2017, which were agreed to by North Inlet Advisors, LLC (the "Company") and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers reconciling adjusted amounts to the Company's trial balance noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Charlotte, North Carolina
February 27, 2018

NORTH INLET ADVISORS, LLC
SCHEDULE OF ASSESSMENTS AND PAYMENTS

DECEMBER 31, 2017

Payment Date	To Whom Paid	Amount
July 2017	SIPC	$2686.50
January 2018	SIPC	$2737.50

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*****1835*********************MIXED AADC 220
68624 FINRA DEC
NORTH INLET ADVISORS LLC
6805 MORRISON BLVD STE 380
CHARLOTTE, NC 28211-3575

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) — $ 5,424

B. Less payment made with SIPC-6 filed (**exclude interest**) — (2,686.50)

7/18/2017
Date Paid

C. Less prior overpayment applied — (________)

D. Assessment balance due or (overpayment) — 2737.50

E. Interest computed on late payment (see instruction E) for______days at 20% per annum — ________

F. Total assessment balance and interest due (or overpayment carried forward) — $ 2737.50

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $ 2737.50

H. Overpayment carried forward — $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North Inlet Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 6th day of February, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,622,681
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	6,681
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	6,681
2d. SIPC Net Operating Revenues	$ 3616,000
2e. General Assessment @ .0015	$ 5,424
	(to page 1, line 2.A.)